EXHIBIT 12

MINN DAK FARMERS COOPERATIVE
COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES
(IN THOUSANDS)

	Year Ended August 31,
	2004	2003	2002	2001	2000
Earnings:
Net proceeds before income taxes from
continuing operations	107,909	109,663	84,224	94,620	86,604
Fixed charges, excluding capitalized
interest, see below	2,920	3,326	3,742	4,920	5,199
Amortization of capitalized interest	106	94	94	94	94

Net Proceeds	110,935	113,083	88,060	99,634	91,897

Fixed Charges:
Interest Expense	2,920	3,326	3,742	4,920	5,199
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized interest	2,920	3,326	3,742	4,920	5,199
Interest capitalized	0	207	9	0	0

Fixed Charges	2,920	3,533	3,751	4,920	5,199

Ratio of net proceeds to fixed charges	37.99	32.01	23.48	20.25	17.68

(1)	The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.

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